UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 26, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold" or "the Company")

INTEREST IN SECURITIES

In accordance with section 122(3)(b) of the Companies Act, No. 71
of 2008 and paragraph 3.83(b) of the JSE Limited Listings
Requirements, shareholders are hereby advised that Sibanye Gold
has received formal notification from Investec Asset Management
Holdings Proprietary Limited ("IAM") that IAM, in aggregate, has
disposed of, on behalf of various segregated clients, 1.87% of
its interest in the ordinary shares of the Company. The total
interest in the issued ordinary shares of Sibanye Gold held by
IAM, now amounts to 8.63%.

In addition to the above, we have received voluntary notification
from Van Eck Associates Corporation that it has made further
acquisitions in the market which has increased its beneficial
interest in the issued ordinary shares of Sibanye Gold to 4.29%.

ENDS

Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
+27 11 278 9863
james.wellsted@sibanyegold.co.za

26 May 2014
Sponsor
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 26, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer